

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

James Chae
Chief Executive Officer
Yoshiharu Global Co.
6940 Beach Blvd., Suite D-705
Buena Park, CA 90621

> **Re: Yoshiharu Global Co.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 31, 2022**
> **File No. 333-262330**

Dear Mr. Chae:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

Capitalization, page 37

1. Refer to our previous comment 1. We continue to have difficulty recalculating the Pro Forma As Adjusted and Pro Forma As Adjusted with Over-Allotment Option figures for cash, Class A common shares, and additional paid-in capital presented in your Capitalization table using the information contained in the narrative description here. As previously requested, please provide to us in your response your detailed calculation of the figures presented here. Adjustments used in in this calculation should be supported by reference to disclosures elsewhere in the document. For example, net proceeds should not only be specifically disclosed, but the components of such calculation should be identified. For example, the calculation should be accompanied by a narrative including

number of shares, midpoint of the price range, total gross proceeds, total expenses and commissions deducted from gross proceeds, resulting net proceeds, and page reference to your document supporting these figures.

Dilution, page 38

2. We continue to be unable to recalculate any of the figures presented as part of your calculation of Dilution from the information presented in your filing. Please provide to us in your response your detailed calculation of all figures presented here and used in your calculation of Dilution. This calculation should be footnoted with specific references to where each of the figures used in every part of the calculation can be found in your document.

Business, page 58

3. We note your disclosure on page 56 that the company faces inflationary pressures related to food and beverage costs, labor costs, and energy costs. Please revise to discuss food and beverage, labor and energy inflation (and any other material inflationary pressures) in greater detail to include their resulting impacts on the company's business and operations. Please also discuss in greater detail the company's actions, taken or anticipated, if any, to mitigate any identified inflationary pressures. Lastly, if any identified inflationary pressures have materially impacted or are expected to materially impact the company's business and operations, please add a risk factor identifying and discussing the inflationary pressure and how it has affected or may affect the company's business and operations.

4. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
    *   suspend the production, purchase, sale or maintenance of certain items;
    *   experience labor shortages that impact your business;
    *   experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
    *   experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
    *   be unable to supply products at competitive prices or at all.
    Additionally, explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business or operations. To the extent applicable, please enhance your risk factors to discuss material supply chain disruptions.

Consolidated Statements of Cash Flows, page F-6

5. The amount of shareholder contributions and distributions as disclosed in your statement of cash flows for the year ended December 31, 2020 do not agree to the amounts in your consolidated statements of stockholders' equity for this period. Please reconcile and revise these disclosures.

<u>Consolidated Statements of Operations for the three months ended March 31, 2022 and 2021, page F-26</u>

6. Please explain how you calculated or determined the weighted average shares used to calculate basic and diluted earnings per share for three months ended March 31, 2022 and 2021 given that you had 9,450,000 Class A shares outstanding at both December 31, 2021 and March 31, 2022 and 0 and 1,000,000 Class A shares outstanding at December 31, 2020 and March 31, 2020. Please advise or revise.

<u>3. Property and Equipment, net, page F-35</u>

7. The amount of your property and equipment, net, as of March 31, 2022 and December 31, 2021 as disclosed in Note 3 does not agree to the amounts reflected on your balance sheet on page F-25. Please reconcile and revise these disclosures.

<u>5. Loan Payables, PPP, page F-37</u>

8. The amount of loan payables, PPP, as of December 31, 2021 as disclosed on page F-37 does not agree to the amount in the balance sheet at this date on page F-25. Please reconcile and revise these disclosures.

<u>Exhibit 23.1 Consent of Independent Registered Accounting Firm, page 1</u>

9. The consent of the independent registered accounting firm references their report dated April 29, 2022 but their report on page F-2 is dated May 27, 2022. Please reconcile and revise these disclosures.

You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services